Exhibit 99.1

Gamehaus Holdings Inc. Receives Nasdaq Notification Regarding Minimum Bid Price Requirement

SHANGHAI, July 13, 2026 /PRNewswire/ -- Gamehaus Holdings Inc. (“Gamehaus” or the “Company”) (Nasdaq: GMHS), a technology-driven mobile game publisher, today announced that it received a notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), dated July 10, 2026, notifying the Company that the closing bid price of its Class A ordinary shares had been below the minimum bid price of US$1.00 per share for 30 consecutive business days, as required under Nasdaq Listing Rule 5550(a)(2). The Notice has no immediate effect on the listing or trading of the Company’s Class A ordinary shares on the Nasdaq Capital Market.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a 180 calendar day compliance period, until January 6, 2027, to regain compliance with the minimum bid price requirement. The Company will regain compliance if its Class A ordinary shares have a closing bid price of at least US$1.00 per share for a minimum of 10 consecutive business days. If the Company satisfies this requirement within the compliance period, Nasdaq will provide written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance with the minimum bid price requirement by January 6, 2027, it may be eligible for an additional 180 calendar day compliance period. To qualify, the Company will be required to meet the continued listing requirements for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period.

The receipt of the Notice does not affect the Company’s business operations. The Company intends to actively monitor the closing bid price of its Class A ordinary shares and will consider all available options to regain compliance with the Nasdaq minimum bid price requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirements.

About Gamehaus

Gamehaus Holdings Inc. is a technology-driven global mobile game publisher dedicated to bridging creative studios and players worldwide. With a portfolio spanning mid-core and casual games, Gamehaus delivers full-stack publishing support across market insights, user growth, live-ops, data analytics and monetization optimization. With a vision to be the go-to partner for creative teams, the Company specializes in combining global publishing reach with AI- and data-powered solutions to help partners build lasting success. For more information, please visit https://ir.gamehaus.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s business plan and outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results due to various risks and uncertainties, including but not limited to those described under the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Investor Relations Contact

Gamehaus Holdings Inc.

Investor Relations Team

Email: IR@Gamehaus.com

The Blueshirt Group

Mr. Jack Wang

Email: Gamehaus@TheBlueshirtGroup.co